CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0063/09/LTR

[redacted]

12 January 2009

09045283

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 8 January 2009 (*Announcement by Subsidiary Company, City e-Solutions Limited – Profit Warning Announcement*).

PROCESSED
FEB 1 0 2009
THOMSON REUTERS

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

K:\EL-Team\EL Team Folder\Ltr 2009\ADR\0063-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	08-Jan-2009 18:10:49
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited - Profit Warning Announcement
Description	Please see attached Announcement released by City e-Solutions Limited on 8 January 2009.
Attachments	E_CITY.pdf Total size = **38K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

PROFIT WARNING ANNOUNCEMENT

This announcement is made in accordance with Rule 13.09 of the Listing Rules.

The Board wishes to inform the shareholders of the Company and potential investors that the Group may record a significant loss for the year ended 31 December 2008 subject to finalisation and necessary adjustments.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

This announcement is made by City e-Solutions Limited (the "Company", and together with its subsidiaries and its jointly controlled entity (the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Based on the information currently available, the board of directors (the "Board") of the Company wishes to inform the shareholders of the Company and potential investors that the financial results of the Group and the Group's interest in an associate is expected to be adversely affected and may record a significant loss for the year ended 31 December 2008, as compared to a profit of HK$16 million for 2007. The Board considers that it was mainly attributable to unrealised losses arising from the fair value readjustments of the Group's trading securities, and unrealised exchange loss on revaluation of foreign currency cash deposits. The Group estimates the total net unrealised foreign exchange losses and unrealised losses on trading securities for the year ended 31 December 2008 at about HK$105 million, as compared with HK$8 million recorded for 2007.

The information contained in this announcement is only based on information currently available to the Group and preliminary assessment of the management accounts of the Group by the management of the Company. It is not based on any figures or information that has been audited or reviewed by the Company's auditors and remains subject to finalisation and necessary adjustments. Details of the financial data of the Group will be disclosed in the Group's 2008 audited results announcement.

Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 8 January 2009

As at the date of this announcement, the Board is comprised of 11 directors, of which 6 are executive directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive directors, namely Mr. Wong Hong Ren and Hon. Chan Bernard Charnwut and 3 are independent non-executive directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

END